787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 30, 2013

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: BlackRock CoRI Funds

Ladies and Gentlemen:

On behalf of BlackRock CoRI Funds (the “Registrant”), a Massachusetts business trust, we hereby transmit for filing, the Registrant’s initial Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”), with respect to the BlackRock CoRI 2015 Fund, BlackRock CoRI 2017 Fund, BlackRock CoRI 2019 Fund, BlackRock CoRI 2021 Fund and BlackRock CoRI 2023 Fund, each a series of the Registrant. We are concurrently filing Form N-8A under the 1940 Act.

Any questions or comments on the Registration Statement should be directed to the undersigned at (212) 728-8813.

Sincerely,

/s/ Diana N. Huffman

Diana N. Huffman

Enclosures

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.